CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2012

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

CONSOLIDATED BALANCE SHEETS

Unaudited		September 30,	December 31,
(In millions of U.S. dollars)	Notes	2012	2011
Assets
Current assets
Cash and cash equivalents		$896.8	$1,051.6
Gold bullion (market value $239.3; December 31, 2011 – $210.9)	8	96.9	96.8
Receivables and other current assets	9	178.4	155.9
Inventories	10	265.3	239.1
Assets held for sale	5	29.1	—

		1,466.5	1,543.4

Non-current assets
Investments in associates		24.8	16.3
Mining assets	11	2,536.7	1,881.6
Exploration and evaluation assets	12	533.3	356.5
Goodwill		256.7	256.7
Other non-current assets	13	396.3	295.2

		3,747.8	2,806.3

		$5,214.3	$4,349.7

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$248.5	$206.0
Income tax payable		89.3	104.8
Dividends payable		3.1	47.0
Current portion of asset retirement obligations	17(a)	4.9	6.3
Current portion of other non-current liabilities		2.8	6.6
Liabilities held for sale	5	1.0	—

		349.6	370.7

Non-current liabilities
Deferred income tax liabilities	18	214.2	216.7
Long-term debt	14(a)	638.3	—
Asset retirement obligations	17(a)	224.3	215.9
Other non-current liabilities		20.6	17.5

		1,097.4	450.1

		1,447.0	820.8

Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares		2,315.1	2,308.6
Contributed surplus		24.6	19.9
Retained earnings		1,308.0	1,104.9
Accumulated other comprehensive income		52.9	41.1

		3,700.6	3,474.5
Non-controlling interests		66.7	54.4

		3,767.3	3,528.9

Contingencies and Commitments	17(b), 27

		$5,214.3	$4,349.7

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

CONSOLIDATED STATEMENTS OF EARNINGS

		Three months ended September 30,		Nine months ended September 30,
Unaudited (In millions of U.S. dollars, except per share amounts)	Notes	2012	2011	2012	2011
Revenues		$386.8	$431.9	$1,201.6	$1,191.6

Mining costs	22	222.9	240.7	688.6	650.2
General and administrative expenses	23	16.2	14.3	42.8	37.7
Exploration and evaluation expenses		33.6	20.4	76.9	52.3
Other		(1.7)	(0.1)	0.2	1.3

Operating costs		271.0	275.3	808.5	741.5

Earnings from operations		115.8	156.6	393.1	450.1
Share of net earnings from investments in associates (net of income tax)		0.2	—	8.5	—
Finance costs	24	(3.0)	(2.0)	(7.3)	(5.7)
Foreign exchange gains (losses)		(2.5)	(11.9)	8.5	(12.1)
Interest income and derivatives and other investment gains (losses)	25	22.9	(12.4)	20.8	11.0

Earnings from continuing operations before income tax expense		133.4	130.3	423.6	443.3
Income taxes	18	(46.7)	(70.3)	(147.0)	(161.1)

Net earnings from continuing operations		86.7	60.0	276.6	282.2
Net earnings (loss) from discontinued operations	7(c)	—	(9.3)	—	415.3

Net earnings		$86.7	$50.7	$276.6	$697.5

Net earnings from continuing operations attributable to:
Equity holders of IAMGOLD Corporation		$78.0	$50.0	$250.1	$257.7
Non-controlling interests		8.7	10.0	26.5	24.5

		$86.7	$60.0	$276.6	$282.2

Net earnings attributable to:
Equity holders of IAMGOLD Corporation		$78.0	$40.7	$250.1	$673.0
Non-controlling interests		8.7	10.0	26.5	24.5

		$86.7	$50.7	$276.6	$697.5

Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions)	20
Basic		376.2	375.4	376.1	374.6
Diluted		376.9	376.8	376.8	376.3
Earnings from continuing operations per share ($ per share)
Basic		$0.21	$0.13	$0.67	$0.69
Diluted		$0.21	$0.13	$0.66	$0.68
Earnings per share ($ per share)
Basic		$0.21	$0.11	$0.67	$1.80
Diluted		$0.21	$0.11	$0.66	$1.79

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended September 30,		Nine months ended September 30,
Unaudited (In millions of U.S. dollars)	Notes	2012	2011	2012	2011
Net earnings		$86.7	$50.7	$276.6	$697.5

Other comprehensive income (loss), net of tax
Net unrealized change in fair value of available-for-sale financial assets, net of tax	15(a)(i)	17.2	(1.0)	12.4	4.5
Net realized change in fair value and impairment of available-for-sale financial assets, net of tax	15(a)(i)	(5.4)	(6.1)	(0.6)	(6.9)

Total other comprehensive income (loss)		11.8	(7.1)	11.8	(2.4)

Comprehensive income		$98.5	$43.6	$288.4	$695.1

Comprehensive income from continuing operations		$98.5	$52.9	$288.4	$279.8
Comprehensive income (loss) from discontinued operations	7(c)	—	(9.3)	—	415.3

Comprehensive income		$98.5	$43.6	$288.4	$695.1

Comprehensive income attributable to:
Equity holders of IAMGOLD Corporation		$89.8	$33.6	$261.9	$670.6
Non-controlling interests		8.7	10.0	26.5	24.5

		$98.5	$43.6	$288.4	$695.1

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to Equity Holders of IAMGOLD Corporation
Unaudited (In millions of U.S. dollars)	Notes	Common Shares	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total	Non- controlling Interests	Total Equity
At December 31, 2011		$2,308.6	$19.9	$1,104.9	$41.1	$3,474.5	$54.4	$3,528.9

Net earnings		—	—	250.1	—	250.1	26.5	276.6
Total other comprehensive income		—	—	—	11.8	11.8	—	11.8

Total comprehensive income		—	—	250.1	11.8	261.9	26.5	288.4

Issued shares on exercise of share-based payments		6.5	(1.7)	—	—	4.8	—	4.8
Share-based compensation	21	—	6.4	—	—	6.4	—	6.4
Dividends		—	—	(47.0)	—	(47.0)	(14.2)	(61.2)

Total transactions		6.5	4.7	(47.0)	—	(35.8)	(14.2)	(50.0)

At September 30, 2012		$2,315.1	$24.6	$1,308.0	$52.9	$3,700.6	$66.7	$3,767.3

		Attributable to Equity Holders of IAMGOLD Corporation
Unaudited (In millions of U.S. dollars)	Notes	Common Shares	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total	Non- controlling Interests	Total Equity
At December 31, 2010		$2,255.5	$18.8	$383.6	$43.3	$2,701.2	$56.9	$2,758.1

Net earnings		—	—	673.0	—	673.0	24.5	697.5
Total other comprehensive income		—	—	—	(2.4)	(2.4)	—	(2.4)

Total comprehensive income		—	—	673.0	(2.4)	670.6	24.5	695.1

Issued shares, net of issue costs		34.6	—	—	—	34.6	—	34.6
Gain on sale of treasury shares		—	0.1	—	—	0.1	—	0.1
Issued shares on exercise of share-based payments		16.0	(4.6)	—	—	11.4	—	11.4
Share-based compensation	21	—	5.2	—	—	5.2		5.2
Dividends		—	—	(37.5)	—	(37.5)	(11.7)	(49.2)
Disposal of a subsidiary – La Arena project		—	—	—	—	—	(27.5)	(27.5)

Total transactions		50.6	0.7	(37.5)	—	13.8	(39.2)	(25.4)

At September 30, 2011		$2,306.1	$19.5	$1,019.1	$40.9	$3,385.6	$42.2	$3,427.8

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended September 30,		Nine months ended September 30,
Unaudited (In millions of U.S. dollars)	Notes	2012	2011	2012	2011
Operating activities
Net earnings from continuing operations		$86.7	$60.0	$276.6	$282.2
Adjustments for:
Finance costs	24	3.0	2.0	7.3	5.7
Depreciation expense		41.7	37.5	127.4	112.0
Changes in estimates of asset retirement obligations at closed sites	17(a)	—	12.3	0.5	12.3
Income tax expenses		46.7	70.3	147.0	161.1
Unrealized impact of foreign exchange on cash and cash equivalents		(1.2)	16.0	(4.5)	15.2
Other non-cash items	26(a)	(17.3)	15.3	(14.2)	(4.5)
Adjustments for cash items	26(b)	(1.3)	(2.5)	(3.8)	(4.9)
Movements in non-cash working capital items and non-current ore stockpiles	26(c)	(16.7)	0.4	(51.8)	(79.3)

Cash generated from operating activities		141.6	211.3	484.5	499.8
Income tax paid		(44.0)	(36.8)	(162.4)	(112.5)

Net cash from operating activities		97.6	174.5	322.1	387.3

Investing activities
Mining assets		(186.3)	(67.6)	(489.2)	(152.2)
Exploration and evaluation assets		(0.6)	(35.0)	(2.2)	(95.5)
Acquisition of the Côté Gold project	4	(5.3)	—	(485.7)	—
Other investing activities	26(d)	3.6	(3.1)	(36.2)	(17.0)
Purchase of short-term investments		—	(169.9)	—	(169.9)
Proceeds from disposals of non-core assets	26(e)	—	6.6	—	722.4

Net cash from (used in) investing activities		(188.6)	(269.0)	(1,013.3)	287.8

Financing activities
Proceeds from long-term debt		650.0	—	650.0	—
Proceeds from issue of share capital		3.1	5.9	4.8	52.9
Dividends paid		(54.3)	(41.8)	(105.2)	(75.2)
Interest paid		(0.8)	(0.6)	(2.3)	(2.2)
Payment of transaction costs		(10.5)	—	(15.0)	—
Other		—	0.1	—	0.1

Net cash from (used in) financing activities		587.5	(36.4)	532.3	(24.4)

Impact of foreign exchange on cash and cash equivalents		1.2	(16.0)	4.5	(15.2)

Net cash used in discontinued operations	7(d)	—	(13.9)	—	(19.6)

Reclassification of cash to assets held for sale		(0.4)	—	(0.4)	—

Increase (decrease) in cash and cash equivalents		497.3	(160.8)	(154.8)	615.9
Cash and cash equivalents, beginning of the period		399.5	1,047.5	1,051.6	270.8

Cash and cash equivalents, end of the period		$896.8	$886.7	$896.8	$886.7

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2012 AND 2011

(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated)

(Unaudited)

1.	CORPORATE INFORMATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a limited liability company incorporated and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada.

The principal activities of the Company are the exploration for, development and operation of gold mining properties, and the operation of a niobium mine.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

The unaudited condensed consolidated interim financial statements (“consolidated interim financial statements”) of IAMGOLD and all its subsidiaries, joint ventures and associates, as at and for the third quarter ended September 30, 2012, have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required for full annual consolidated financial statements. Accordingly certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), have been omitted or condensed.

The consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on November 13, 2012.

Certain 2011 comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted in 2012.

(b)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

(c)	Significant accounting policies

These consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2011.

(d)	Basis of consolidation

Subsidiaries and joint ventures related to significant properties of the Company are accounted for as follows:

Name	Property – Location	September 30, 2012	December 31, 2011	Accounting Method
Rosebel Gold Mines N.V.	Rosebel mine – Suriname	95%	95%	Consolidation
Essakane S.A.	Essakane mine – Burkina Faso	90%	90%	Consolidation
Doyon division including the Westwood project[1]	Doyon division – Canada	100%	100%	Consolidation
Niobec Inc.	Niobec mine – Canada	100%	100%	Consolidation
Trelawney Mining and Exploration Acquisition Inc.[2]	Côté Gold project – Canada	100%	—	Consolidation
IAMGOLD Ecuador S.A.[3]	Quimsacocha project – Ecuador	100%	100%	Consolidation
Société d’Exploitation des Mines d’Or de Sadiola S.A.	Sadiola mine – Mali	41%	41%	Proportional consolidation
Société d’Exploitation des Mines d’Or de Yatela S.A.	Yatela mine – Mali	40%	40%	Proportional consolidation

[1]	Division of IAMGOLD Corporation.
[2]

On June 21, 2012, IAMGOLD acquired all of the outstanding common shares of Trelawney Mining and Exploration Inc., which is a Canadian junior mining and exploration company that owns a 92.5% interest in the Côté Gold project located adjacent to the Swayze Greenstone Belt in northern Ontario, Canada.

[3]	IAMGOLD is in the process of disposing its interest in IAMGOLD Ecuador S.A. Refer to note 5.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

3.	FUTURE ACCOUNTING POLICIES

The following new standards, and amendment to standards and interpretations, were not yet effective for the third quarter ended September 30, 2012, and have not been applied in preparing these consolidated interim financial statements. The Company is in the process of evaluating the impact of the change to its consolidated financial statements as a result of the new standards. These are summarised as follows:

IFRS 9 – Financial instruments

The IASB has issued IFRS 9, Financial Instruments, which is a four-part project proposing to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is planned to be effective on January 1, 2015.

IFRS 10 – Consolidated financial statements

The IASB recently issued its new suite of consolidation and related standards, replacing the existing accounting for subsidiaries and joint ventures (now joint arrangements), and making limited amendments in relation to associates. IFRS 10 supersedes IAS 27, Consolidated and separate financial statements, and SIC 12, Consolidation – Special purpose entities. IFRS 10 will be effective January 1, 2013 and early adoption is permitted.

IFRS 11 – Joint arrangements, and IAS 28 – Amended standard on associates and joint ventures

The IASB replaced the existing guidance for joint ventures (new arrangements) and made limited amendments in relation to associates and the application of the equity method of accounting. Under IFRS 11, joint arrangements are now classified as either joint operations or joint ventures, depending upon the rights and obligations of the parties to the arrangement.

Limited amendments were made to IAS 28 regarding associates and joint ventures held for sale and changes in interests held in associates and joint ventures. Under IFRS 11, joint ventures will be accounted for using the equity method and, joint operations will be accounted for in a manner similar to proportionate consolidation.

IFRS 11 and IAS 28 (2011) will be effective January 1, 2013 and early adoption is permitted. The Company will apply this new standard in relation to its joint ventures, including Sadiola and Yatela.

IFRS 12 – Disclosure of interests in other entities

IFRS 12 replaces the existing disclosure requirements for entities that have interests in subsidiaries, joint arrangements, and associates, and also contains disclosure requirements for entities that have interests in unconsolidated structured entities. IFRS 12 will be effective January 1, 2013.

IFRS 13 – Fair value measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance, and defines value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. IFRS 13 is applicable prospectively starting January 1, 2013 and early application is permitted.

IFRIC 20 – Stripping costs in the production phase of a surface mine

IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining in situations where the following benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual period beginning on or after January 1, 2013 and early application is permitted.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

4.	ACQUISITION

Trelawney – Côté Gold project

On June 21, 2012, IAMGOLD acquired all of the outstanding common shares of Trelawney Mining and Exploration Inc. (“Trelawney”). Trelawney is a Canadian junior mining and exploration company that owns a 92.5% interest in the Côté Gold project located adjacent to the Swayze Greenstone Belt in northern Ontario, Canada.

For each common share of Trelawney, IAMGOLD paid C$3.30 in cash. The total purchase price amounted to $542.6 million, which includes transaction costs of $6.2 million and is net of cash and cash equivalents acquired of $57.9 million.

Prior to the acquisition, IAMGOLD’s investment in Trelawney was designated as an available-for-sale marketable security. The fair value of the investment on the date of the acquisition of $56.9 million has been included as part of consideration for the transaction.

In accordance with IFRS 3, Business Combinations, a business combination is a transaction in which an acquirer obtains control of a business which is defined as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors. For an integrated set of activities and assets to be considered a business, the set needs to contain inputs, and processes. Based on management’s judgement, this acquisition does not meet the definition of a business combination as the primary asset (Côté Gold project) is an exploration stage property. Consequently, the transaction has been recorded as an acquisition of an asset.

The total purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of acquisition. All financial assets acquired and financial liabilities assumed were recorded at fair value.

Assets acquired and liabilities assumed

Current assets	4.8

Mining assets	7.6

Exploration and evaluation assets	532.7

Other non-current assets	0.8

Current liabilities	(2.6)

Asset retirement obligations	(0.4)

Other non-current liabilities	(0.3)

542.6

Consideration paid

Cash payment	543.6

Less: Cash and cash equivalents acquired	(57.9)

Cash consideration	485.7

Initial private placement investment	56.9

542.6

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

5.	ASSETS HELD FOR SALE

IAMGOLD is in the process of disposing of its interest in the Quimsacocha project in Ecuador to INV Metals Inc. (“INV Metals”) through the disposal of all of the shares of its wholly-owned subsidiary IAMGOLD Ecuador S.A., in exchange for 221.2 million common shares of INV Metals. In addition, the Company is subject to the receipt of the following milestone payments:

•	C$5.0 million of INV Metals shares upon the signing of an exploitation contract with the government of Ecuador in respect of the project, and

•	C$2.5 million of INV Metals shares upon the project achieving commercial production.

As a requirement of the transaction, INV Metals raised C$20.0 million in equity financing. The Company participated in the financing in the amount of C$1.0 million and will hold approximately 47% of the issued and outstanding INV Metals shares immediately after the closing of the transaction.

The Quimsacocha project is included in the exploration and evaluation segment. During the three months ended September 30, 2012, INV Metals successfully completed the equity financing of C$20.0 million and the indicators for the remaining conditions of the transaction, including shareholder approval and government consent, were positive. Accordingly, the carrying values of the major classes of assets and liabilities included as part of the Quimsacocha project were classified as assets and liabilities held for sale in the consolidated balance sheet as at September 30, 2012 and are as follows:

September 30, 2012
Assets classified as held for sale
Current assets	$0.4
Exploration and evaluation assets	28.3
Capital assets	0.4

$29.1

Liabilities classified as held for sale
Current liabilities	$1.0

6.	DIVESTITURES

La Arena project

On February 9, 2011, IAMGOLD sold to Rio Alto Mining limited all of the outstanding shares of La Arena S.A. (the La Arena project in Peru) for a cash payment of $48.8 million resulting in an after-tax gain of $10.5 million.

7.	DISCONTINUED OPERATIONS

(a)	Tarkwa and Damang mines

On June 22, 2011, IAMGOLD sold its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited for gross proceeds of $667.0 million and recorded an after-tax gain on this sale of $402.6 million in the second quarter 2011. Interests in Tarkwa and Damang mines were accounted for as investments in associates using the equity method. The Company ceased the equity method accounting as of the date of the agreement, April 15, 2011.

(b)	Mupane mine

On August 31, 2011, the Company sold its wholly owned investment in Gallery Gold (Pty) Ltd. which held the Company’s interest in the Mupane gold mine (“Mupane mine”) for $34.2 million resulting in a gain on disposal of $5.3 million (before income tax) during the third quarter 2011. The proceeds consisted of $12.5 million in cash, a $3.8 million promissory note, payable over three years at an annual interest rate of 6%, and 21,875,000 common shares of Galane Gold Ltd. (“Galane”) valued at $17.9 million, representing approximately 48.5% of the outstanding shares of Galane. The tax impact of the sale was a recovery of $1.5 million.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

(c)	Net earnings (loss) from discontinued operations

Results and gains on disposal of these discontinued operations are presented separately as net earnings (loss) from discontinued operations attributable to equity holders of IAMGOLD in the consolidated statements of earnings.

	Three months ended September 30, 2011	Nine months ended September 30, 2011
Tarkwa and Damang mines
Share of earnings from investments in associates	—	$21.0
Gain on sale of investments in associates	$0.2	402.8

Net earnings from the Tarkwa and Damang mines	0.2	423.8

Mupane mine
Revenues	12.8	50.5
Mining costs	(10.5)	(46.3)
Derivative loss on gold hedging contracts and other	(18.9)	(19.8)
Income tax recovery	0.3	0.3

Net loss from the Mupane mine before its disposal	(16.3)	(15.3)

Gain on sale of the Mupane mine	5.3	5.3
Income tax recovery on sale	1.5	1.5

	6.8	6.8

Net loss from the Mupane mine	(9.5)	(8.5)

	$(9.3)	$415.3

(d)	Net cash used in discontinued operations

	Three months ended September 30, 2011	Nine months ended September 30, 2011
Cash flow used in:
Operating activities	$(25.7)	$(15.3)
Investing activities	(0.7)	(4.3)

Net cash used in discontinued operations	(26.4)	(19.6)
Cash and cash equivalents held for sale at the beginning of the period	12.5	—

	$(13.9)	$(19.6)

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

8.	GOLD BULLION

		September 30, 2012	December 31, 2011
Ounces held	(oz)	134,738	134,636
Weighted average acquisition cost	($ /oz)	$720	$719
Acquisition cost	($ millions)	$96.9	$96.8
End of period spot price for gold	($ /oz)	$1,776	$1,566
End of period market value	($ millions)	$239.3	$210.9

9.	RECEIVABLES AND OTHER CURRENT ASSETS

	September 30, 2012	December 31, 2011
Gold trade receivable	$13.1	$24.0
Settlement receivables from sales of niobium	19.5	19.2
Receivables from governments[1]	55.8	49.9
Royalty receivable	1.8	1.9
Other receivables	27.9	14.7

	118.1	109.7
Derivatives	18.8	4.6
Marketable securities	18.8	24.3
Warrants held as investments	0.9	—
Prepaid expenses	21.8	17.3

	$178.4	$155.9

[1]	Receivables from governments related to taxes, mineral rights and exploration tax credits.

10.	INVENTORIES

	September 30, 2012	December 31, 2011
Finished goods:
Gold production inventories	$53.7	$38.7
Niobium production inventories	11.6	12.1
Gold in process	10.4	13.3
Ore stockpiles	9.7	16.5
Mine supplies	179.9	158.5

	265.3	239.1
Ore stockpiles included in other non-current assets	154.8	111.3

	$420.1	$350.4

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price less the estimated costs to complete processing and sell finished goods. For the three months ended September 30, 2012, a write-down of Yatela inventories to net realizable value of $1.8 million was recorded (nine months ended September 30, 2012 – $9.5 million). There were no inventory write-downs in the three months and nine months ended September 30, 2011.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

11.	MINING ASSETS

	Mining and construction in progress	Mining properties and deferred costs	Plant and equipment	Total
Cost
As at December 31, 2010	$42.4	$1,737.0	$1,156.8	$2,936.2
Additions – continuing operations	96.1	70.1	78.8	245.0
Additions – discontinued operations	1.2	2.2	0.9	4.3
Changes in asset retirement obligations	—	22.7	—	22.7
Disposals – continuing operations	—	(0.2)	(12.0)	(12.2)
Disposals – discontinued operations	(2.6)	(55.6)	(46.3)	(104.5)
Transfer within mining assets	(38.0)	28.7	9.3	—
Other	—	—	3.1	3.1

As at December 31, 2011	99.1	1,804.9	1,190.6	3,094.6
Additions	250.4	86.6	104.1	441.1
Acquisition of the Côté Gold project	—	—	7.6	7.6
Changes in asset retirement obligations	—	6.7	—	6.7
Disposals	—	—	(8.2)	(8.2)
Transfer[1]	329.6	—	—	329.6
Transfer within mining assets	(50.9)	3.7	47.2	—
Other		—	1.4	1.4

As at September 30, 2012	$628.2	$1,901.9	$1,342.7	$3,872.8

Accumulated Depreciation
As at December 31, 2010	$—	$731.4	$416.1	$1,147.5
Depreciation expense – continuing operations[2]	—	71.7	78.6	150.3
Depreciation expense – discontinued operations	—	1.5	2.1	3.6
Disposals – continuing operations	—	(0.2)	(8.6)	(8.8)
Disposals – discontinued operations	—	(44.9)	(37.1)	(82.0)
Other	—	2.4	—	2.4

As at December 31, 2011	—	761.9	451.1	1,213.0
Depreciation expense	—	61.3	66.8	128.1
Disposals	—	—	(5.5)	(5.5)
Other	—	—	0.5	0.5

As at September 30, 2012	$—	$823.2	$512.9	$1,336.1

Net book value as at December 31, 2011	$99.1	$1,043.0	$739.5	$1,881.6

Net book value as at September 30, 2012	$628.2	$1,078.7	$829.8	$2,536.7

[1]

Upon determination of technical feasibility and commercial viability of a project, the related exploration and evaluation assets are transferred to mining and construction in progress within mining assets. During the first quarter 2012, capitalized costs to the Westwood project were transferred from exploration and evaluation assets to mining assets.

[2]	Excluding depreciation expense relating to corporate assets.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

12.	EXPLORATION AND EVALUATION ASSETS

	September 30, 2012	December 31, 2011
Canada – Côté Gold project	$533.3	$—
Canada – Westwood project	—	329.6
Ecuador – Quimsacocha project[1]	—	26.9

	$533.3	$356.5

At December 31, 2010	$306.2
Exploration and evaluation expenditures	122.9
Transfers to mining assets	(1.5)
Disposal of the La Arena project	(71.1)

At December 31, 2011	356.5
Exploration and evaluation expenditures	2.0
Acquisition of the Côté Gold project	532.7
Transfer to assets held for sale[1]	(28.3)
Transfer to mining assets[2]	(329.6)

At September 30, 2012	$533.3

[1]	At September 30, 2012, the Quimsacocha project was classified as an asset held for sale.
[2]

Upon determination of technical feasibility and commercial viability of a project, the related exploration and evaluation assets are transferred to mining and construction in progress within mining assets. During the first quarter 2012, capitalized costs to the Westwood project were transferred from exploration and evaluation assets to mining assets.

Exploration and evaluation expenses in the consolidated statements of earnings amounted to $33.6 million in the third quarter 2012 ($76.9 million during the first nine months of 2012) compared to $20.4 million during the third quarter 2011 ($52.3 million during the first nine months of 2011).

13.	OTHER NON-CURRENT ASSETS

	September 30, 2012	December 31, 2011
Receivables from governments[1]	$22.8	$11.3
Marketable securities	90.8	93.8
Warrants held as investments	1.2	10.1
Royalty interests	19.4	21.2
Ore stockpiles	154.8	111.3
Deposits on non-current assets	79.6	27.1
Other	27.7	20.4

	$396.3	$295.2

[1]	Receivables from governments related to taxes, mineral rights and exploration tax credits.

14.	LONG-TERM DEBT AND CREDIT FACILITIES

(a)	Senior Notes

On September 21, 2012, the Company issued at face value $650.0 million of senior unsecured notes (‘Notes”). As at September 30, 2012, the fair value was $650.0 million. The Notes are denominated in U.S. dollars, mature and become due and payable on October 1, 2020, and bear interest at the rate of 6.75% per annum. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1 of each year commencing in 2013. The Notes are guaranteed by some of the Company’s subsidiaries. The Company intends to use the proceeds of the Notes for general corporate purposes, including funding capital expenditures and exploration.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

The Company incurred transaction costs of $11.7 million which have been capitalized and offset against the carrying amount of the $650.0 million Notes within long-term debt in the balance sheet and will be amortized using the effective interest rate method.

Except as noted below, the Notes are not redeemable, in whole or part, by the Company until October 1, 2016. On and after October 1, 2016, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes), accrued and unpaid interest on the Notes up to the redemption date. The redemption price for the Notes during the 12-month period beginning on October 1 of each of the following years is: 2016 – 103.375%; 2017 – 101.688%; and 2018 and thereafter – 100%.

Prior to October 1, 2016, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium, accrued and unpaid interest.

Prior to October 1, 2015 using the cash proceeds from an equity offering the Company may redeem up to 35% of the original aggregate principal amount of the Notes at a redemption price equal to 106.750% of the aggregate principal amount thereof, plus accrued and unpaid interest up to the redemption date.

The following are the contractual maturities related to the Notes, including estimated interest payments and excluding the impact of netting agreements.

	Payments due by period
At September 30, 2012	Carrying amount	Contractual cash flows	1 Year	2-3 Years	4-5 Years	After 5 Years
Notes	$650.0	$1,002.4	$23.2	$87.8	$87.8	$803.6

(b)	Credit Facility

On February 22, 2012, the Company amended and increased its $350.0 million unsecured revolving credit facility to a four-year, $500.0 million unsecured revolving credit facility. The key amendments include an increase in commitments, an increase in tenor, a reduction in borrowing costs and fees, and improved financing conditions. The amended credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total debt ratio the Company. This credit facility is guaranteed by some of the Company’s subsidiaries. The maturity date of this amended credit facility is February 22, 2016 with a provision to extend the maturity date for a period of one year.

On February 22, 2012, the Company amended and increased its $50.0 million revolving facility for the issuance of letters of credit to $75.0 million. The amended revolving credit facility provides for a fixed interest rate charge of 0.25% per annum on utilized amounts and standby fees of 0.06% per annum for the unutilized portion of the facility. This revolving credit facility is guaranteed and secured by a Performance Security Guarantee underwritten by Export Development Canada (“EDC”). The maturity date of this credit facility is April 22, 2013 with a provision to extend the maturity date for a period of one year. At September 30, 2012, the Company had letters of credit in the amount of $70.0 million to guarantee certain asset retirement obligations compared to $17.9 million at December 31, 2011.

On February 22, 2012, Niobec Inc., a wholly-owned subsidiary of the Company, entered into a four-year $250.0 million unsecured revolving credit facility to be used for general corporate requirements including working capital requirements and expansion of existing facilities of Niobec. The credit facility provides for an interest rate margin above LIBOR, BA prime rate and base rate advances, which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total debt ratio of the Company. This credit facility is guaranteed by the Company and some of the Company’s subsidiaries. The maturity date of this credit facility is February 22, 2016 with a provision to extend the maturity date for a period of one year.

No funds were drawn against credit facilities at September 30, 2012 and December 31, 2011. The Company has complied with its credit facility covenants as of September 30, 2012.

Credit facility issue costs of $4.5 million are capitalized in other non-current assets. Amortization is calculated on a straight-line basis over the term of the credit facility. The remaining capitalized issue costs related to the old credit facilities of $1.1 million were expensed and included in finance costs. The carrying amount of credit facilities issue costs at September 30, 2012 was $4.0 million.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

15.	FINANCIAL INSTRUMENTS

	September 30, 2012		December 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets (liabilities)
Cash and cash equivalents	$896.8	$896.8	$1,051.6	$1,051.6
Receivables	118.1	118.1	109.7	109.7
Derivatives – Currency contracts	17.7	17.7	0.1	0.1
Derivatives – Currency contracts	(0.7)	(0.7)	(4.6)	(4.6)
Derivatives – Oil contracts	4.8	4.8	4.6	4.6
Derivatives – Oil contracts	(1.0)	(1.0)	—	—
Derivatives – Aluminum contracts	(0.1)	(0.1)	(0.8)	(0.8)
Marketable securities	109.6	109.6	118.1	118.1
Warrants held as investments	2.1	2.1	10.1	10.1
Accounts payable and accrued liabilities	(248.5)	(248.5)	(206.0)	(206.0)
Long-term debt[1]	(650.0)	(650.0)	—	—

[1]	Long-term debt excludes transaction costs of $11.7 million.

(a)	Available-for-sale financial assets and derivatives

(i)	Marketable securities and warrants held as investments, and market price risk

If the fair value of a marketable security declines below its carrying amount, the Company performs qualitative and quantitative assessments of whether the impairment is either significant or prolonged. If an unrealized loss on an available-for-sale marketable security has been recognized in other comprehensive income (“OCI”) and it is deemed to be either significant or prolonged, any cumulative loss that had been recognized in OCI is reclassified as an impairment loss in the consolidated statements of earnings.

Once an available-for-sale marketable security has been impaired, all subsequent losses calculated as the difference between the acquisition cost and current fair value, less any previously recognized impairment loss, are recognised in the consolidated statements of earnings. If the fair value of a previously impaired available-for-sale marketable security subsequently recovers, the unrealized gain is recorded in OCI. Previously recorded impairment losses are not subject to reversal through the consolidated statements of earnings.

	Three months ended September 30,		Nine months ended September 30,
Movement in fair value reserve	2012	2011	2012	2011
Net unrealized change in fair value of available-for-sale financial assets:
Unrealized gain (loss)	$19.9	$(1.3)	$14.2	$6.4
Income tax impact	(2.7)	0.3	(1.8)	(1.9)

	17.2	(1.0)	12.4	4.5

Net realized change in fair value and impairment of available-for-sale financial assets:
Gain on sale	(7.2)	(7.2)	(16.5)	(8.1)
Impairment loss	1.0	0.2	15.9	0.2
Income tax impact	0.8	0.9	—	1.0

	(5.4)	(6.1)	(0.6)	(6.9)

	$11.8	$(7.1)	$11.8	$(2.4)

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

The Company has share purchase warrants held as investments. An unrealized loss of $0.4 million related to the change in the fair value of these warrants held as investments was recorded in the consolidated statement of earnings in the third quarter 2012 ($2.0 million during the first nine months of 2012) compared to a loss of $1.3 million during the third quarter 2011 (gain of $0.7 million during the first nine months of 2011).

(ii) Currency exchange rate risk

At September 30, 2012, the Company had outstanding contracts which did not qualify for hedge accounting for:

•

Forward and option contracts for C$471.0 million ($464.0 million) hedging approximately 41% of its planned exposure to the Canadian dollar for the remainder of 2012 and 54% in 2013. Contract rates range from C$0.98/$ to C$1.07/$.

•

Forward and option contracts for €147.0 million ($183.5 million) hedging approximately 46% of its planned exposure to the Euro for the remainder of 2012 and 47% in 2013. Contract rates range from $1.18/€ to $1.35/€.

•	Forward contracts for ZAR 23.1 million ($2.6 million), hedging 100% of its planned exposure to the South African Rand for the remainder of 2012, at an average rate of ZAR 8.75/$.

The fair value at September 30, 2012 was included in other current and non-current assets (liabilities).

Fair Value	September 30, 2012	December 31, 2011
Canadian dollar (C$)	$13.8	$(4.3)
Euro (€)	3.1	(0.3)
South African Rand (ZAR)	0.1	0.1

	$17.0	$(4.5)

Fair value adjustments (unrealized gain (loss) on contracts) and a realized gain (loss) on settlements were recognized and recorded in derivative gain (loss).

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Unrealized gain (loss) on contracts	$14.5	$(17.7)	$21.8	$(16.0)
Realized gain (loss)	(0.7)	0.2	(2.6)	0.2

	$13.8	$(17.5)	$19.2	$(15.8)

(iii) Oil contracts and fuel market price risk

At September 30, 2012, the Company had outstanding option contracts, which did not qualify for hedge accounting, covering approximately 39% of its estimated fuel exposure for the remainder of 2012 and approximately 60% in 2013. Contract prices range from $70 to $95 per barrel for crude oil. Planned fuel requirements are for the Rosebel, Essakane, Sadiola, Yatela, Niobec and Westwood operations.

The fair value at September 30, 2012 was included in other current and non-current assets (liabilities).

Fair Value	Number of Barrels	September 30, 2012	December 31, 2011
Crude oil option contracts	726,000	$3.8	$4.4
Heating oil option contracts	—	—	0.2

	726,000	$3.8	$4.6

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

Changes in fair values and a realized loss resulted in a derivative gain (loss) as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Unrealized gain (loss) on contracts	$2.7	$(3.7)	$0.8	$(3.1)
Realized loss	(0.5)	(0.3)	(0.1)	(0.3)

	$2.2	$(4.0)	$0.7	$(3.4)

(iv) Aluminum contracts and market price risk

At September 30, 2012, the Company had outstanding swap contracts, which did not qualify for hedge accounting, hedging approximately 70% of its planned aluminum exposure for the remainder of 2012 and approximately 49% in 2013 at the Niobec mine. The fair value of outstanding contracts as at September 30, 2012 was included in other current liabilities. The valuation of these contracts was based on an average aluminum contract price between $2,146 per metric tonne and $2,209 per metric tonne for the 2012 and 2013 consumption.

Fair Value	Number of metric tonnes	September 30, 2012	December 31, 2011
Aluminum contracts	2,900	$(0.1)	$(0.8)

Changes in fair values and a realized loss resulted in a derivative gain (loss) as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Unrealized gain (loss) on contracts	$0.7	$(0.6)	$0.7	$(0.6)
Realized loss	(0.2)	(0.1)	(0.7)	—

	$0.5	$(0.7)	$—	$(0.6)

(b)	Derivative gain (loss)

The derivative gain (loss) is included in interest income, derivatives and other investment gains (losses) in the consolidated statements of earnings.

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Unrealized change in fair value of:
Derivative – Currency contracts	$14.5	$(17.7)	$21.8	$(16.0)
Derivative – Oil contracts	2.7	(3.7)	0.8	(3.1)
Derivative – Aluminum contracts	0.7	(0.6)	0.7	(0.6)
Other (warrants held as investments and embedded derivatives)	(0.4)	(1.3)	(2.0)	0.7

Unrealized derivative gain (loss)	17.5	(23.3)	21.3	(19.0)

Realized gain (loss) on:
Derivative – Currency contracts	(0.7)	0.2	(2.6)	0.2
Derivative – Oil contracts	(0.5)	(0.3)	(0.1)	(0.3)
Derivative – Aluminum contracts	(0.2)	(0.1)	(0.7)	—

Realized derivative loss	(1.4)	(0.2)	(3.4)	(0.1)

	$16.1	$(23.5)	$17.9	$(19.1)

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

16.	CAPITAL MANAGEMENT

	September 30, 2012	December 31, 2011
Cash and cash equivalents	$896.8	$1,051.6
Gold bullion at market value	239.3	210.9
Credit facilities available for use	750.0	350.0
Long-term debt[1]	650.0	—
Common shares	2,315.1	2,308.6

[1]	Long-term debt excluding transaction costs of $11.7 million.

The Company’s cash and cash equivalents, and gold bullion position valued at September 30, 2012 gold market price, was $1,136.1 million (December 31, 2011 – $1,262.5 million). This decrease was mainly due to the acquisition of the Côté Gold project, capital expenditures related to mining assets and exploration and evaluation assets, and the payment of dividends, partially offset by the net proceeds from the Notes and the net cash generated from operating activities.

The Company continues to have available a short form base shelf prospectus qualifying the distribution of securities of up to $1.0 billion, which was filed in July 2011.

On January 5, 2012, the Company paid the semi-annual dividend declared on December 9, 2011 of $0.125 per share totaling $47.0 million and on July 13, 2012, the Company paid the semi-annual dividend declared on June 20, 2012 of $0.125 per share totaling $47.0 million.

At September 30, 2012, dividends payable of $3.1 million relates to non-controlling interests. The payments to the non-controlling interests for the three months and nine months ended September 30, 2012 were $7.3 million and $11.2 million, respectively.

17.	PROVISIONS

(a)	Asset retirement obligations

The following table presents the reconciliation of the liability for asset retirement obligations:

2012
Balance, December 31, 2011	$222.2
Acquisition of the Côté Gold project	0.4
Revision of estimated discount rates:
Capitalized in mining assets	6.7
Expensed in mining costs (related to closed sites)	0.5
Accretion expense[1]	1.0
Disbursements	(1.6)

Balance, September 30, 2012	229.2
Less current portion	(4.9)

Non-current portion	$224.3

[1]	Included in finance costs.

At September 30, 2012, the Company had letters of credit in the amount of $70.0 million to guarantee asset retirement obligations compared to $17.9 million at December 31, 2011. The increase in collateral support to guarantee asset retirement obligations was the result of Quebec, Canada regulators accepting a revised asset retirement plan. The Company also has legally restricted cash of $3.2 million included in other non-current assets for the purposes of settling asset retirement obligations.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

(b)	Provisions for litigation claims and regulatory assessments

By their nature, contingencies will only be determined when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

The Company operates in various countries around the world and may be subject to assessments by the regulatory authorities in each of those countries, which can be complex and subject to interpretation. Assessments may relate to matters such as income and other taxes, duties and environmental matters. The Company is diligent and exercises informed judgment to interpret the provisions of applicable laws and regulations as well as their application and administration by regulatory authorities to reasonably determine and pay the amounts due. From time to time, the Company may undergo a review by the regulatory authorities and in connection with such reviews, disputes may arise with respect to the Company’s interpretations about the amounts due and paid.

The Company is also subject to various litigation actions. In-house counsel, outside legal advisors, and other subject matter experts assess the potential outcome of litigation and regulatory assessments. Accordingly, the Company establishes provisions for future disbursements considered probable. At September 30, 2012, the Company did not have any material provisions for litigation claims or regulatory assessments. Further, the Company does not believe claims or regulatory assessments for which no provision has been recorded will have a material impact on the financial position of the Company.

18.	INCOME TAXES

The Company estimates the effective income tax rate, including the impact of changes in exchange rates for foreign currency, expected to be applicable for the full fiscal year and uses that rate to calculate the income tax expense for interim reporting periods. The Company recognizes the tax impact of changes in the non-recognition of losses, enacted tax rates and other items as discrete items in the interim period in which they occur.

The effective income tax rate varies from the combined Canadian federal and provincial statutory income tax rate and mining duty rate. The differences between the effective income tax rate and combined statutory rate are due to fluctuations in exchange rates for foreign currency, the non-recognition of losses and other discrete items.

19.	SHARE CAPITAL

(a)	Authorized

•	Unlimited first preference shares, issuable in series

•	Unlimited second preference shares, issuable in series

•	Unlimited common shares

(b)	Issued and outstanding common shares

		Number of Shares
	Notes	2012	2011
Outstanding, December 31		375,918,655	372,849,289
Issuance of flow-through shares		—	1,700,000
Exercise of options	21(a)	528,420	1,140,270
Release of restricted share units and performance share units	21(b)	20,625	57,239

Outstanding, September 30		376,467,700	375,746,798

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

20.	EARNINGS PER SHARE

Basic earnings per share computation

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Numerator:
Net earnings from continuing operations attributable to equity holders of IAMGOLD	$78.0	$50.0	$250.1	$257.7
Net earnings attributable to equity holders of IAMGOLD	$78.0	$40.7	$250.1	$673.0
Denominator:
Weighted average number of common shares (basic)	376,191,888	375,394,844	376,083,845	374,635,491

Basic earnings from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.21	$0.13	$0.67	$0.69
Basic earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.21	$0.11	$0.67	$1.80

Diluted earnings per share computation

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Denominator:
Weighted average number of common shares (basic)	376,191,888	375,394,844	376,083,845	374,635,491
Dilutive effect of employee share options	389,020	1,318,998	494,987	1,539,586
Dilutive effect of employee restricted share units	229,920	107,768	206,900	99,880
Dilutive effect of employee performance share units	46,953	13,789	39,385	5,383

Weighted average number of common shares (diluted)	376,857,781	376,835,399	376,825,117	376,280,340

Diluted earnings from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.21	$0.13	$0.66	$0.68
Diluted earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.21	$0.11	$0.66	$1.79

Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Share options	3,095,394	164,622	3,095,394	243,172
Performance share units	58,302	—	58,302	—

	3,153,696	164,622	3,153,696	243,172

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

21.	SHARE-BASED COMPENSATION

The amount of share-based compensation1 is recorded in general and administrative expenses.

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Share option plan	$1.0	$1.0	$3.4	$3.7
Share bonus plan	0.4	0.1	0.8	0.3
Deferred share plan	0.9	0.5	2.2	1.0

	$2.3	$1.6	$6.4	$5.0

[1]	The share-based compensation expense for the three months and nine months ended September 30, 2011 excludes $0.2 million related to reclass of Mupane as discontinued operations.

(a)	Share option plan

At September 30, 2012, the total number of shares reserved for the grants of share options was 20,257,401. At September 30, 2012, the shares that remained in reserve were 6,587,601 of which 4,213,852 were outstanding and 2,373,749 were unallocated.

	Share Options	Weighted Average Exercise Price (C$)[1]
Outstanding, December 31, 2011	3,542,646	$13.25
Granted	1,395,535	13.34
Exercised	(528,420)	8.85
Forfeited	(195,909)	13.65

Outstanding, September 30, 2012	4,213,852	$13.82

Exercisable, September 30, 2012	1,833,621	$12.24

[1]	All exercise prices are denominated in Canadian dollars. At September 30, 2012, the exchange rate between U.S. dollar and Canadian dollar was C$0.9832/U.S.$.

The following are the weighted average inputs to the Black-Scholes model used in determining fair value for options granted in the first nine months of 2012. The estimated fair value of the options is expensed over their expected life.

Nine months ended September 30, 2012	Share Options
Weighted average risk-free interest rate	2%
Weighted average expected volatility[1]	45%
Weighted expected dividend yield	1.87%
Weighted average expected life of options issued (years)	5.0
Weighted average grant-date fair value (C$ per share)	$4.60
Weighted average share price at grant date (C$ per share)	$13.32
Weighted average exercise price (C$ per share)	$13.34

[1]	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(b)	Other share-based payment plans

(i)	Reserves

Share bonus plan

The Company has a share bonus plan for employees and directors with a maximum allotment of 740,511 common shares. In 2012, the Company’s Board of Directors approved a reallocation of 140,511 common shares from the share purchase plan reserve to the share bonus plan reserve. At September 30, 2012, the shares that remained in reserve were 448,814 of which 184,242 were outstanding and 264,572 are unallocated.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

A summary of the status of the Company’s restricted share units issued to employees under the share bonus plan reserve and changes during the first nine months of 2012 is presented below.

Outstanding, December 31, 2011	182,259
Granted	17,604
Forfeited	(15,621)

Outstanding, September 30, 2012	184,242

During the first nine months of 2012, 17,604 restricted share units were issued to directors under the share bonus plan reserve.

Deferred share plan

The Company has a deferred share plan for employees whereby a maximum of 2,359,489 common shares may be awarded. In 2012, the Company’s Board of Directors approved a reallocation of 859,489 common shares from the share purchase plan reserve to the deferred share plan reserve. In addition, the Company’s shareholders approved an increase of 1,000,000 common shares in the deferred share plan reserve. At September 30, 2012, the shares that remained in reserve were 2,241,291 of which 835,665 are outstanding and 1,405,626 are unallocated.

Restricted share units

A summary of the status of the Company’s restricted share units issued under the deferred share plan reserve and changes during the first nine months of 2012 is presented below.

Outstanding, December 31, 2011	246,103
Granted	431,355
Exercised	(20,625)
Forfeited	(48,536)

Outstanding, September 30, 2012	608,297

Performance share units

A summary of the status of the Company’s performance share units issued under the deferred share plan reserve and changes during the first nine months of 2012 is presented below.

Outstanding, December 31, 2011	62,438
Granted	171,787
Forfeited	(6,857)

Outstanding, September 30, 2012	227,368

(ii)	Summary of Awards

Restricted share units

The following are the weighted average inputs to the model used in determining fair value for restricted share units granted in the first nine months of 2012. The estimated fair value of the awards is expensed over their vesting period.

Nine months ended September 30, 2012	Restricted share units
Risk-free interest rate	1%
Expected volatility[1]	42%
Dividend yield	1.9%
Weighted average expected life of options issued (years)	2.8
Weighted average grant-date fair value (C$ per share)	$12.41
Weighted average share price at grant date (C$ per share)	$13.08
Model used	Black-Scholes

[1]	Expected volatility is estimated by considering historic average share price volatility adjusted for market fluctuations.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

Performance share units

The following are the weighted average inputs to the model used in determining fair value for performance share units granted in the first nine months of 2012. The estimated fair value of the awards is expensed over their vesting period.

Nine months ended September 30, 2012	Performance share units
Risk-free interest rate	1%
Expected volatility[1]	42%
Weighted average expected life of options issued (years)	2.9
Weighted average grant-date fair value (C$ per share)	$10.72
Weighted average share price at grant date (C$ per share)	$13.44
Model used	Monte Carlo

[1]	Expected volatility is estimated by considering historic average share price volatility adjusted for market fluctuations.

22.	MINING COSTS

Mining costs include but are not limited to mine production, transport and smelter processing costs, royalty expenses, applicable site administrative costs, applicable stripping costs, depreciation, depletion and amortization, and changes in estimates of asset retirement obligations at closed sites.

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Operating costs – mines	$162.8	$170.1	$504.6	$470.4
Royalties	19.0	21.3	57.9	57.0
Total operating costs – mines	181.8	191.4	562.5	527.4
Depreciation expense [1]	41.1	37.0	125.6	110.5
Changes in estimates of asset retirement obligations at closed sites	—	12.3	0.5	12.3

	$222.9	$240.7	$688.6	$650.2

[1]	Excluding depreciation expense relating to corporate assets.

23.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Salaries	$6.6	$6.1	$18.1	$16.0
Director fees and expenses	0.6	0.8	1.8	1.4
Professional and consulting fees	3.2	2.2	7.6	6.5
Other administration costs	2.9	3.1	7.1	7.3

	13.3	12.2	34.6	31.2
Share-based compensation	2.3	1.6	6.4	5.0
Depreciation expense	0.6	0.5	1.8	1.5

	$16.2	$14.3	$42.8	$37.7

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

24.	FINANCE COSTS

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Credit facility fees	$1.1	$1.0	$3.3	$2.9
Interest expense	1.2	—	1.2	—
Accretion expense	0.2	0.8	1.0	2.5
Other	0.5	0.2	1.8	0.3

	$3.0	$2.0	$7.3	$5.7

25.	INTEREST INCOME AND DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Interest Income	$0.6	$0.6	$2.5	$0.7
Gain on sale of gold bullion	—	—	—	1.4
Gain on sale of marketable securities	7.2	7.2	16.5	8.1
Impairment of marketable securities	(1.2)	—	(20.7)	—
Gain (loss) on sale of assets	(0.9)	(0.1)	1.3	1.2
Gain on sale of La Arena project	—	—	—	10.5
Derivative gain (loss)	16.1	(23.5)	17.9	(19.1)
Amortization of gain related to flow-through shares	—	2.6	—	6.9
Other	1.1	0.8	3.3	1.3

	$22.9	$(12.4)	$20.8	$11.0

26.	CASH FLOW ITEMS

(a)	Adjustments for other non-cash items

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Share-based compensation	$2.3	$1.6	$6.4	$5.0
Gain on sale of marketable securities	(7.2)	(7.2)	(16.5)	(8.1)
Impairment of marketable securities	1.2	—	20.7	—
Loss (gain) on sale of assets	0.9	0.1	(1.3)	(1.2)
Gain on sale of La Arena project	—	—	—	(10.5)
Derivative (gain) loss	(16.1)	23.5	(17.9)	19.1
Amortization of gain related to flow-through shares	—	(2.6)	—	(6.9)
Earnings from investments in associates	(0.2)	—	(8.5)	—
Other	1.8	(0.1)	2.9	(1.9)

	$(17.3)	$15.3	$(14.2)	$(4.5)

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

(b)	Adjustments for cash items within operating activities

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Disbursements related to asset retirement obligations	$(0.3)	$(0.7)	$(1.6)	$(1.7)
Settlement of derivatives	(0.8)	(1.7)	(1.7)	(2.8)
Other	(0.2)	(0.1)	(0.5)	(0.4)

	$(1.3)	$(2.5)	$(3.8)	$(4.9)

(c)	Movements in non-cash working capital items and long-term ore stockpiles

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Receivables and other current assets	$(6.2)	$(5.0)	$1.7 $	(14.9)
Inventories and long-term ore stockpiles	(32.0)	(21.0)	(69.7)	(84.1)
Accounts payable and accrued liabilities	21.5	26.4	16.2	19.7

	$(16.7)	$0.4	$(51.8)	$(79.3)

(d)	Other investing activities

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Acquisition of investments	$(2.6)	$(12.0)	$(48.9)	$(27.8)
Proceeds from sale of investments	7.6	9.3	17.8	10.0
Restricted cash	—	—	(1.2)	(1.2)
Net disposal (acquisition) of other assets	(1.4)	(0.4)	(3.9)	2.0

	$3.6	$(3.1)	$(36.2)	$(17.0)

(e)	Proceeds from disposals of non-core assets

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Disposal of the La Arena project	$—	$—	$—	$48.8
Disposal of the Tarkwa and Damang mines	—	—	—	667.0
Disposal of the Mupane mine	—	6.6	—	6.6

	$—	$6.6	$—	$722.4

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

27.	CONTINGENCIES AND COMMITMENTS

(a)	Capital commitments

	September 30, 2012	December 31, 2011
Capital commitments (excluding those related to joint ventures)
Capital expenditures obligations	$116.5	$68.0
Purchase obligations	74.9	105.4
Operating leases	8.0	7.2
Capital commitments related to joint ventures (IAMGOLD share)
Capital expenditures obligations	2.5	4.4
Purchase obligations	48.1	31.9

	$250.0	$216.9

(b)	Capital commitments – Payments due by period

	Payments Due by Period
At September 30, 2012	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Capital expenditures obligations	$119.0	$118.1	$0.9	$—	$—
Purchase obligations	123.0	107.3	10.6	4.5	0.6
Operating leases	8.0	0.9	5.3	1.8	—

Total	$250.0	$226.3	$16.8	$6.3	$0.6

28.	RELATED PARTY TRANSACTIONS

There were no material related party transactions in the first nine months of 2012 and 2011.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

29.	SEGMENTED INFORMATION

Three months ended September 30, 2012

	Consolidated statement of earnings information
	Revenues	Mining costs [1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (loss) from operations	Capital expenditures [2]
Gold Mines
Suriname	$147.9	$64.7	$13.1	$—	$2.2	$—	$67.9	$27.9
Burkina Faso	138.4	52.3	16.6	—	0.9	—	68.6	85.6
Canada	0.6	1.9	0.1	0.5	0.8	—	(2.7)	43.4
Mali	50.6	32.8	3.8	—	1.5	—	12.5	12.2

Total Gold Mines	337.5	151.7	33.6	0.5	5.4	—	146.3	169.1
Niobium	47.7	28.2	5.5	0.2	—	(0.1)	13.9	17.1
Exploration and Evaluation	—	0.9	0.3	0.8	22.7	—	(24.7)	0.7
Corporate[3]	1.6	1.0	1.7	14.7	5.5	(1.6)	(19.7)	—

	$386.8	$181.8	$41.1	$16.2	$33.6	$(1.7)	$115.8	$186.9

Three months ended September 30, 2011

	Consolidated statement of earnings information
	Revenues	Mining costs [1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (loss) from operations	Capital expenditures [2]
Gold Mines
Suriname	$165.3	$67.0	$12.5	$—	$2.3	$—	$83.5	$25.2
Burkina Faso	152.4	51.5	16.0	0.2	0.9	—	83.8	25.6
Canada	4.9	16.5	0.3	0.1	1.7	—	(13.7)	35.4
Mali	64.6	38.5	1.2	—	1.7	—	23.2	2.1

Total Gold Mines	387.2	173.5	30.0	0.3	6.6	—	176.8	88.3
Niobium	42.4	27.7	5.2	(0.5)	—	—	10.0	13.6
Exploration and Evaluation	—	1.1	—	0.1	13.8	—	(15.0)	0.7
Corporate[3]	2.3	1.4	1.8	14.4	—	(0.1)	(15.2)	—

	$431.9	$203.7	$37.0	$14.3	$20.4	$(0.1)	$156.6	$102.6

[1]	Excluding depreciation expense.
[2]	Expenditures for mining assets and exploration and evaluation assets.
[3]	Includes royalty interests and the earnings from investments in associates.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

Nine months ended September 30, 2012

	Consolidated statement of earnings information
	Revenues	Mining costs [1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (loss) from operations	Capital expenditures [2]
Gold Mines
Suriname	$467.5	$196.8	$37.9	$—	$7.3	$—	$225.5	98.1
Burkina Faso	425.1	154.0	56.2	—	2.2	—	212.7	174.0
Canada	12.3	7.8	0.3	0.2	3.0	—	1.0	129.0
Mali	146.8	110.7	10.7	—	3.2	—	22.2	36.3

Total Gold Mines	1,051.7	469.3	105.1	0.2	15.7	—	461.4	437.4
Niobium	144.5	89.1	14.9	0.5	—	—	40.0	51.6
Exploration and Evaluation	—	1.5	0.3	1.2	55.3	—	(58.3)	2.0
Corporate[3]	5.4	3.1	5.3	40.9	5.9	0.2	(50.0)	0.4

	$1,201.6	$563.0	$125.6	$42.8	$76.9	$0.2	$393.1	$491.4

Nine months ended September 30, 2011

	Consolidated statement of earnings information
	Revenues	Mining costs [1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (loss) from operations	Capital expenditures [2]
Gold Mines
Suriname	$443.9	$182.5	$38.1	$—	$5.9	$—	$217.4	$50.9
Burkina Faso	418.2	144.1	47.9	0.2	2.8	—	223.2	57.3
Canada	20.0	26.7	0.3	0.5	5.8	—	(13.3)	95.2
Mali	171.5	100.3	3.4	—	3.7	—	64.1	5.3

Total Gold Mines	1,053.6	453.6	89.7	0.7	18.2	—	491.4	208.7
Niobium	130.1	82.7	14.9	—	—	—	32.5	36.7
Exploration and Evaluation	—	1.1	—	0.4	34.1	—	(35.6)	2.3
Corporate[3]	7.9	2.3	5.9	36.6	—	1.3	(38.2)	—

	$1,191.6	$539.7	$110.5	$37.7	$52.3	$1.3	$450.1	$247.7

[1]	Excluding depreciation expense.
[2]	Expenditures for mining assets and exploration and evaluation assets.
[3]	Includes royalty interests and the earnings from investments in associates.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012

	September 30, 2012			December 31, 2011
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold Mines
Suriname	$706.0	$894.5	$270.2	$633.7	$833.4	$237.8
Burkina Faso	908.3	1,094.1	139.6	787.2	954.5	139.8
Canada	730.2	744.7	147.5	493.0	532.3	131.8
Mali	141.2	189.5	101.3	109.6	182.7	92.9

Total Gold Mines	2,485.7	2,922.8	658.6	2,023.5	2,502.9	602.3
Niobium	461.9	513.0	152.4	423.6	476.7	145.3
Exploration and Evaluation	549.7	620.9	8.6	31.8	45.4	6.9
Corporate	250.5	1,157.6	627.4	327.4	1,324.7	66.3

Total	$3,747.8	$5,214.3	$1,447.0	$2,806.3	$4,349.7	$820.8

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2012